UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Jazz Pharmaceuticals plc

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

472147 10 7

(CUSIP Number)

David J. Sorkin, Esq. Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, New York 10019 (212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 23 Pages

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 2 of 23

1	NAME OF REPORTING PERSON KKR JP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,517,030 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 3 of 23

1	NAME OF REPORTING PERSON KKR Millennium Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,517,030 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14	TYPE OF REPORTING PERSON* PN

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 4 of 23

1	NAME OF REPORTING PERSON KKR Associates Millennium L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,517,030 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14	TYPE OF REPORTING PERSON* PN

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 5 of 23

1	NAME OF REPORTING PERSON KKR Millennium GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,517,030 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 6 of 23

1	NAME OF REPORTING PERSON KKR Fund Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,517,030 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14	TYPE OF REPORTING PERSON* PN

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 7 of 23

1	NAME OF REPORTING PERSON KKR Fund Holdings GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,517,030 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 8 of 23

1	NAME OF REPORTING PERSON KKR Group Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,517,030 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14	TYPE OF REPORTING PERSON* PN

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 9 of 23

1	NAME OF REPORTING PERSON KKR Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,517,030 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 10 of 23

1	NAME OF REPORTING PERSON KKR & Co. L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,517,030 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14	TYPE OF REPORTING PERSON* PN

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 11 of 23

1	NAME OF REPORTING PERSON KKR Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,517,030 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,517,030 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 12 of 23

1	NAME OF REPORTING PERSON KKR JP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,753 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 23,753 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,753 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 13 of 23

1	NAME OF REPORTING PERSON KKR Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 23,753 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 23,753 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,753 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14	TYPE OF REPORTING PERSON* PN

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 14 of 23

1	NAME OF REPORTING PERSON KKR III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 23,753 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 23,753 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,753 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 15 of 23

1	NAME OF REPORTING PERSON Henry R. Kravis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,540,783 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,540,783 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,540,783 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14	TYPE OF REPORTING PERSON* IN

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 16 of 23

1	NAME OF REPORTING PERSON George R. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,540,783 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,540,783 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,540,783 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%*
14	TYPE OF REPORTING PERSON* IN

*	Percentage ownership based on ordinary shares outstanding as of February 15, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

This Amendment No. 1 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on January 27, 2012 (as amended, this “Schedule 13D”), filed with respect to the ordinary shares (“Ordinary Shares”) of Jazz Pharmaceuticals Public Limited Company (“Jazz” or the “Company”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

The Reporting Persons beneficially own an aggregate of 7,540,783 Ordinary Shares, including warrants to purchase 597,837 Ordinary Shares. The Ordinary Shares beneficially owned by Reporting Persons represent, in the aggregate, approximately 13.4% of the outstanding Ordinary Shares, assuming the exercise of the warrants into Ordinary Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 56,243,117 Ordinary Shares outstanding as of February 15, 2012 and assumes that an additional 597,837 Ordinary Shares are outstanding upon exercise of the warrants. Unless otherwise stated, the percentage ownership amounts stated herein are based on the outstanding Ordinary Shares and do not assume the exercise of the warrants into Ordinary Shares.

KKR JP holds of record an aggregate of 6,919,193 Ordinary Shares and warrants to purchase 597,837 Ordinary Shares, representing approximately 13.4% of the outstanding Ordinary Shares, assuming the exercise of the warrants into Ordinary Shares, based on an aggregate of 56,243,117 Ordinary Shares outstanding as of February 15, 2012, as reported in the Jazz Prospectus Supplement filed pursuant to Rule 424(b)(7) filed with the Securities and Exchange Commission on March 7, 2012. As the sole member of KKR JP, Millennium Fund may be deemed to be the beneficial owner of such securities held by KKR JP. As the sole general partner of Millennium Fund, Associates Millennium also may be deemed to be the beneficial owner of such securities held by KKR JP. As the sole general partner of Associates Millennium, Millennium GP also may be deemed to be the beneficial owner of such securities held by KKR JP. As the designated member of Millennium GP, Fund Holdings also may be deemed to be the beneficial owner of such securities held by KKR JP. As the general partner of Fund Holdings, Fund Holdings GP also may be deemed to be the beneficial owner of such securities held by KKR JP. Millennium Fund, Associates Millennium, Millennium GP, Fund Holdings and Fund Holdings GP disclaim beneficial ownership of such securities.

Each of Group Holdings (as the sole shareholder of Fund Holdings GP and a general partner of Fund Holdings); KKR Group (as the general partner of Group Holdings); KKR & Co. (as the sole shareholder of KKR Group); and KKR Management (as the general partner of KKR & Co.) may be deemed to be the beneficial owner of the securities held by KKR JP. Group Holdings, KKR Group and KKR Management disclaim beneficial ownership of such securities.

KKR JP III holds directly 23,753 Ordinary Shares, representing less than 0.1% of the outstanding Ordinary Shares. As the sole member of KKR JP III, Partners III may be deemed to be the beneficial owner of such securities held by KKR JP III. As the sole general partner of Partners III, KKR III GP also may be deemed to be the beneficial owner of such securities held by KKR JP III. Partners III and KKR III GP disclaim beneficial ownership of such securities.

Page 17 of 23 Pages

As the designated members of KKR Management and the managing members of KKR III GP, Messrs. Henry R. Kravis and George R. Roberts may be deemed to be the beneficial owner of the securities held by KKR JP and KKR JP III. Messrs. Henry R. Kravis and George R. Roberts have also been designated as managers of Millennium GP by KKR Fund Holdings. Messrs. Kravis and Roberts disclaim beneficial ownership of such securities.

The Reporting Persons may be deemed to be a group with respect to the securities of the Company which they hold directly or indirectly. Such persons disclaim such group membership.

Mr. James C. Momtazee directly holds 13,885 Ordinary Shares and 17,507 Ordinary Shares issuable to Mr. Momtazee pursuant to the Company’s Amended and Restated Directors Deferred Compensation Plan (the “Deferred Compensation Plan”). The Ordinary Shares beneficially owned by Mr. Momtazee represent less than 1% of the outstanding Ordinary Shares of the Company. The Reporting Persons disclaim beneficial ownership of any such Ordinary Shares. Mr. Momtazee disclaims beneficial ownership of any Ordinary Shares that the Reporting Persons may beneficially own or be deemed to beneficially own.

Mr. Michelson directly holds 33,767 Ordinary Shares. The Ordinary Shares beneficially owned by Mr. Michelson represent less than 1% of the outstanding Ordinary Shares of the Company. The Reporting Persons disclaim beneficial ownership of any such Ordinary Shares. Mr. Michelson disclaims beneficial ownership of any Ordinary Shares that the Reporting Persons may beneficially own or be deemed to beneficially own.

On March 9, 2012, KKR JP and KKR JP III sold 2,987,308 Ordinary Shares and 12,692 Ordinary Shares, respectively, at a sale price of $49.56 in a registered public offering (the “Offering”).

Except as described herein, none of the Reporting Persons or any other person named in Item 2, above, has effected any transactions in the Shares in the past 60 days. Except as described in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by inserting the following immediately after the second paragraph:

On March 5, 2012, KKR JP and KKR JP III entered into an underwriting agreement (the “Underwriting Agreement”) with the Company, Barclays Capital Inc., Citigroup Global Markets Inc. and the other selling shareholders named in Schedule 2 thereto, pursuant to which KKR JP, KKR JP III and the other selling shareholders agreed to sell to the underwriters Ordinary Shares. Pursuant to the terms of the Underwriting Agreement, KKR JP, KKR JP III, the Company and the other selling shareholders agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Page 18 of 23 Pages

In connection with the Offering, on March 2, 2012, each of KKR JP and KKR JP III entered into a Lock-Up Agreement (each, a “Lock-Up Agreement”) with the Company, Barclays Capital Inc. and Citigroup Global Markets Inc. pursuant to which KKR JP and KKR JP III agreed that, subject to certain exceptions, without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc., they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares (other than the shares sold by the selling shareholders to the underwriters in the Offering), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Ordinary Shares or securities convertible, exercisable or exchangeable into Ordinary Shares or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 60 days after March 5, 2012.

In connection with the Offering, on March 2, 2012, KKR JP and KKR JP III entered into a Waiver Agreement (the “Waiver Agreement”) with the Company and certain other investors pursuant to which KKR JP, KKR JP III and the other investors party thereto waived certain registration and notice rights under the Third Amended and Restated Investor Rights Agreement, dated as of June 6, 2007, as amended.

The Underwriting Agreement, the form of Lock-Up Agreement and the Waiver Agreement are attached as Exhibit 2, Exhibit 3, and Exhibit 4, respectively, to this Amendment No. 1 to Schedule 13D. The summary descriptions of the Underwriting Agreement, the Lock-Up Agreement and the Waiver Agreement in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to each such agreement or instrument, each of which is incorporated herein by reference.

Item 7.	Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement dated as of January 27, 2012 (incorporated by reference to Exhibit 1 to Schedule 13D filed on January 27, 2012)

Exhibit 2:	Underwriting Agreement, dated as of March 5, 2012, among KKR JP, KKR JP III, the Company, Barclays Capital Inc., Citigroup Global Markets Inc. and the other selling shareholders named in Schedule 2 thereto (incorporated by reference to Exhibit 1.1 to Form 8-K filed on March 7, 2012)

Exhibit 3:	Form of Lock-Up Agreement among each of KKR JP and KKR JP III, and the Company, Barclays Capital Inc. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Form 8-K filed on March 7, 2012)

Exhibit 4:	Waiver Agreement, dated as of March 2, 2012, among KKR JP, KKR JP III, the Company and the other investors party thereto

[Signature Page Follows]

Page 19 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 2012	KKR JP LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Chief Financial Officer

Dated: March 13, 2012	KKR Millennium Fund L.P.

By: KKR Associates Millennium L.P,
Its: General Partner

By: KKR Millennium GP LLC
Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for Henry R. Kravis, Manager

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for George R. Roberts, Manager

Dated: March 13, 2012	KKR Associates Millennium L.P.

By: KKR Millennium GP LLC
Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for Henry R. Kravis, Manager

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for George R. Roberts, Manager

Page 20 of 23 Pages

Dated: March 13, 2012	KKR Millennium GP LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for Henry R. Kravis, Manager

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for George R. Roberts, Manager

Dated: March 13, 2012	KKR Fund Holdings L.P.

By: KKR Fund Holdings GP Limited,
Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Director

Dated: March 13, 2012	KKR Fund Holdings GP Limited

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Director

Dated: March 13, 2012	KKR Group Holdings L.P.

By: KKR Group Limited
Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Director

Dated: March 13, 2012	KKR Group Limited

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Director

Page 21 of 23 Pages

Dated: March 13, 2012	KKR & Co. L.P.

By: KKR Management LLC,
Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Chief Financial Officer

Dated: March 13, 2012	KKR Management LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Chief Financial Officer

Dated: March 13, 2012	KKR JP III LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Chief Financial Officer

Dated: March 13, 2012	KKR Partners III, L.P.

By: KKR III GP LLC
Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Member

Dated: March 13, 2012	KKR III GP LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Member

Dated: March 13, 2012	Henry R. Kravis

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact

Dated: March 13, 2012	George R. Roberts

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact

Page 22 of 23 Pages

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated as of January 27, 2012 (incorporated by reference to Exhibit 1 to Schedule 13D filed on January 27, 2012)

Exhibit 2:	Underwriting Agreement, dated as of March 5, 2012, among KKR JP, KKR JP III, the Company, Barclays Capital Inc., Citigroup Global Markets Inc. and the other selling shareholders named in Schedule 2 thereto (incorporated by reference to Exhibit 1.1 to Form 8-K filed on March 7, 2012)

Exhibit 3:	Form of Lock-Up Agreement among each of KKR JP and KKR JP III, and the Company, Barclays Capital Inc. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Form 8-K filed on March 7, 2012)

Exhibit 4:	Waiver Agreement, dated as of March 2, 2012, among KKR JP, KKR JP III, the Company and the other investors party thereto

Page 23 of 23 Pages

Exhibit 4

WAIVER OF REGISTRATION RIGHTS

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, CA 94304

Ladies and Gentlemen:

The undersigned securityholders of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland (the “Company”), are parties to either (i) that certain Third Amended and Restated Investor Rights Agreement made effective as of June 6, 2007, as amended (as amended, the “2007 IRA”), or (ii) that certain Investor Rights Agreement dated as of June 6, 2007 (as amended, the “Longitude IRA”). Pursuant to Section 4 of the 2007 IRA and Section 2.2 of the Longitude IRA, as applicable, the undersigned have under certain circumstances the right to be notified if the Company shall determine to register its securities under the Securities Act of 1933, as amended (the “Securities Act”), and to include in such registration and in any underwriting involved therein certain Piggyback Registrable Securities.

The undersigned acknowledge that certain securityholders of the Company (the “Selling Shareholders”), propose to enter into an underwriting agreement, on or before March 9, 2012, with the Company and one or more underwriters to be selected providing for the offer and sale of ordinary shares of the Company held by the Selling Shareholders (the “Offering Shares”) in a public offering (the “Proposed Secondary Offering”) pursuant to the Company’s registration statement on Form S-3 (File No. 333-179080) (the “Registration Statement”).

In order to effect the Proposed Secondary Offering in a timely manner and on the terms proposed, the Company is requesting that each of undersigned waive, for itself and behalf of all other holders of Piggyback Registrable Securities, all registration rights under each of Section 4 of the 2007 IRA and Section 2.2 of the Longitude IRA in connection with Proposed Secondary Offering.

Waiver of Registration and Notice Rights

Each of the undersigned has been requested to waive, for itself and on behalf of all other holders of Piggyback Registrable Securities, any and all registration and notice rights under each of Section 4 of the 2007 IRA and Section 2.2 of the Longitude IRA in connection with the Proposed Secondary Offering. With respect to this request, by signing below, each of the undersigned hereby waives for itself and on behalf of all other holders of Piggyback Registrable Securities, any and all: (i) registration rights under each of Section 4 of the 2007 IRA and Section 2.2 of the Longitude IRA in connection with Proposed Secondary Offering, including with respect to the registration of the offer and sale of the Offering Shares under the Securities Act and the inclusion of Piggyback Registrable Securities in the Proposed Secondary Offering and (ii) any rights to notice with respect to the foregoing under each of the 2007 IRA and the Longitude IRA.

Each of the undersigned understands and acknowledges that pursuant to Section 4.3 of the 2007 IRA and Section 2.2(d) of the Longitude IRA, the rights of all holders of Piggyback Registrable Securities in connection with the Registration Statement and any offerings made pursuant thereto may be waived (either retroactively or prospectively) with the written consent of the holders holding at least sixty percent (60%) of the then outstanding Piggyback Registrable Securities. The undersigned further acknowledge, and the Company agrees, that the foregoing waiver shall apply only with respect to the Proposed Secondary Offering and the registration of the offer and sale of the Offering Shares under the

1

Securities Act in connection with the Proposed Secondary Offering, and will not affect the undersigned’s registration rights or any other rights in connection with the Registration Statement or any other registration statements filed by the Company. Except as expressly waived herein, all other terms and conditions of the 2007 IRA and the Longitude IRA shall remain in full force and effect.

In connection with the foregoing waiver, the Company hereby confirms that it shall pay all Registration Expenses in connection with Proposed Secondary Offering (other than Selling Expenses); provided, however, that the Company’s shall only be obligated to pay the reasonable fees and expenses of Latham & Watkins LLP, as special counsel to the Selling Shareholders in the Proposed Secondary Offering, not to exceed $50,000, and shall not be obligated to reimburse or pay any other fees or expenses of counsel to any holders of Piggyback Registrable Securities with respect to the Proposed Secondary Offering. By signing below, each of the undersigned consent and agree, on behalf of itself and all holders of Registrable Securities under the 2007 IRA and the Longitude IRA, as applicable, to the foregoing.

By signing below, each of the undersigned hereby represents and warrants to the Company, severally and not jointly, that: (i) such undersigned has the full right, power and authority to execute and deliver this Waiver of Registration Rights (this “Waiver”), (ii) this Waiver has been duly executed and delivered by such undersigned and constitutes the legal, valid and binding obligation of such undersigned, enforceable in accordance with its terms, except (A) as such enforcement is limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and (B) for limitations imposed by general principles of equity.

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the 2007 IRA and the Longitude IRA.

This Waiver may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the undersigned has executed this Waiver as of March 2, 2012.

KKR JP LLC

Signature:	/s/ James C. Momtazee
Print Name: James C. Momtazee
Title: Vice President

KKR JP III LLC

Signature:	/s/ James C. Momtazee
Print Name: James C. Momtazee
Title: Vice President

SIGNATURE PAGE TO WAIVER OF REGISTRATION RIGHTS

IN WITNESS WHEREOF, the undersigned has executed this Waiver as of March 2 , 2012.

LONGITUDE VENTURE PARTNERS, L.P.
a Delaware Limited Partnership

By: Longitude Capital Partners, LLC
Its: General Partner

Signature:	/s/ Patrick Enright
Print Name: Patrick Enright
Title: Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.
a Delaware Limited Partnership

By: Longitude Capital Partners, LLC
Its: General Partner

Signature:	/s/ Patrick Enright
Print Name: Patrick Enright
Title: Managing Member

SIGNATURE PAGE TO WAIVER OF REGISTRATION RIGHTS

IN WITNESS WHEREOF, the undersigned has executed this Waiver as of March 1, 2012.

THOMA CRESSEY FUND VII, L.P.

By: TC Partners VII, L.P.
Its: General Partner

By: Thoma Cressey Bravo Inc.
Its: General Partner

Signature:	/s/ Bryan Cressey
Print Name: Bryan Cressey
Title: Partner

THOMA CRESSEY FRIENDS FUND VII, L.P.

By: TC Partners VII, L.P.
Its: General Partner

By: Thoma Cressey Bravo Inc.
Its: General Partner

Signature:	/s/ Bryan Cressey
Print Name: Bryan Cressey
Title: Partner

SIGNATURE PAGE TO WAIVER OF REGISTRATION RIGHTS

AGREED AND ACCEPTED:

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Carol A. Gamble
Carol A. Gamble, Senior Vice President, General Counsel

SIGNATURE PAGE TO WAIVER OF REGISTRATION RIGHTS